EXHIBIT 3.3.1

CERTIFICATE OF AMENDMENT OF BYLAWS
OF
SYKES ENTERPRISES, INCORPORATED

     The undersigned, being the duly appointed Secretary of Sykes Enterprises, Incorporated, a Florida corporation (the “Company”), hereby certifies that Article 4, Section 4.4 of the Company’s Bylaws entitled “Nominations of Directors” was amended by a duly adopted resolution of the Board of Directors at a meeting duly held on April 2, 2004 to read in its entirety as follows:

Section 4.4 Nominations of Directors. Except as otherwise provided pursuant to the provision of the Articles of Incorporation or Articles of Amendment relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect directors under specified circumstances, nominations of persons for election to the Board of Directors may be made by the Chairman of the Board on behalf of the Board of Directors or by any shareholder of the Corporation entitled to vote for the election of directors at the annual meeting of the shareholders who complies with the notice provisions set forth in this Section 4.4. To be timely, a shareholder’s notice shall be received at the principal business office of the Corporation no later than the date designated for receipt of shareholders’ proposals in a prior public disclosure made by the Corporation. If there has been no such prior public disclosure, then to the timely, a shareholder’s nomination must be delivered to or mailed and received at the principal business office of the Corporation not less than sixty (60) days to more than ninety (90) days prior to the annual meeting of shareholders; provided, however, that in the event that less than seventy (70) days’ notice of the date of the meeting is given to the shareholders or prior public disclosure of the date of the meeting is made, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder’s notice to the Secretary shall set forth (a) as to each person the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such proposed nominee, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such person, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the shareholder giving notice (i) the name and address, as they appear on the Corporation’s books, of the shareholder proposing such nomination, together with the name and address, as they appear on the Corporation’s books, of any other shareholder known to be supporting the nominee, and (ii) the class and number of shares of stock of the Corporation which are beneficially owned by the shareholder and by any other supporting shareholder. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 4.4. The Chairman of the meeting shall, if the facts warrant, determine and declare to the annual meeting that a nomination was not made in accordance with the provisions of this Section 4.4, and if the Chairman shall so determine, the Chairman shall so declare at the meeting and the defective nomination shall be disregarded.

Dated: April 30, 2004	/s/ James T. Holder
James T. Holder, Secretary